Exhibit 99.1

Weibo Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results and Annual Dividend

BEIJING, China – March 18, 2026 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025 and annual dividend.

“We ended the year 2025 with solid performance in the fourth quarter,” said Gaofei Wang, CEO of Weibo. “On the user front, we focused on enhancing user value through reinforcing our social features and optimizing recommendation content ecosystem to improve content consumption. On the AI technology front, we continued to see robust growth of the user scale and search queries of our intelligent search function throughout this year, which further enhanced users’ content consumption efficiency and drove more coherent and in-depth search demands on the platform. On the monetization front, our advertising business exhibited stabilized trend in 2025, driven by strong performance of certain key industries. We continued to beef up our efforts in strengthening our position in content marketing and strengthening AI capability to improve advertising efficiency. As our commitment to enhancing shareholder return, we are pleased to announce that our board of directors has approved an annual dividend payout of US$150 million to our shareholders for fiscal year 2025.”

Fourth Quarter 2025 Highlights

•	Net revenues were US$473.3 million, an increase of 4% year-over-year or an increase of 1% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$403.8 million, an increase of 5% year-over-year or an increase of 2% year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$69.5 million, a decrease of 2% year-over-year or a decrease of 4% year-over-year on a constant currency basis [1].

•	Income from operations was US$91.6 million, representing an operating margin of 19%.

•	Net loss attributable to Weibo’s shareholders was US$4.7 million and diluted net loss per share was US$0.02.

•	Non-GAAP income from operations was US$100.4 million, representing a non-GAAP operating margin of 21%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$66.4 million and non-GAAP diluted net income per share was US$0.25.

•	Monthly active users (“MAUs”) were 567 million in December 2025.

•	Average daily active users (“DAUs”) were 252 million in December 2025.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the fourth quarter of 2025 had been the same as it was in the fourth quarter of 2024, or RMB7.17=US$1.00.

Fiscal Year 2025 Highlights

•	Net revenues were US$1.76 billion, flat year-over-year and flat year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$1.50 billion, flat year-over-year and flat year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$255.6 million, flat year-over-year and flat year-over-year on a constant currency basis [1].

•	Income from operations was US$464.8 million, representing an operating margin of 26%.

•	Net income attributable to Weibo’s shareholders was US$449.0 million and diluted net income per share was US$1.70.

•	Non-GAAP income from operations was US$523.6 million, representing a non-GAAP operating margin of 30%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$439.8 million and non-GAAP diluted net income per share was US$1.65.

Fourth Quarter 2025 Financial Results

For the fourth quarter of 2025, Weibo’s total net revenues were US$473.3million, an increase of 4% compared to US$456.8 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2025 were US$403.8 million, an increase of 5% compared to US$385.9 million for the same period last year. The increase was primarily driven by robust growth of advertising revenues from the ecommerce and local service sectors. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$353.8 million, an increase of 2% compared to US$345.5 million for the same period last year.

VAS revenues for the fourth quarter of 2025 were US$69.5 million, a decrease of 2% year-over-year compared to US$71.0 million for the same period last year.

Costs and expenses for the fourth quarter of 2025 totaled US$381.7 million, an increase of 13% compared to US$338.9 million for the same period last year. The increase was mainly resulted from increased ad production cost and marketing expense.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate of 2025 had been the same as it was in 2024, or RMB7.18=US$1.00.

Income from operations for the fourth quarter of 2025 was US$91.6 million, compared to US$117.9 million for the same period last year. Operating margin was 19%, compared to 26% last year. Non-GAAP income from operations was US$100.4 million, compared to US$136.2 million for the same period last year. Non-GAAP operating margin was 21%, compared to 30% last year.

Non-operating loss for the fourth quarter of 2025 was US$57.6 million, compared to non-operating loss of US$85.1 million for the same period last year. Non-operating loss for the fourth quarter of 2025 mainly included (i) net interest and other loss of US$28.4 million; and (ii) loss from fair value change of investments of US$28.1 million, which was excluded under non-GAAP measures.

Income tax expenses for the fourth quarter of 2025 were US$31.3 million, compared to US$20.0 million for the same period last year. The increase of tax expense was primarily due to increased withholding tax accrued related to all of the Company’s wholly-foreign owned enterprises’ ("WFOE") earnings, to be remitted to Weibo Hong Kong Limited in the foreseeable future to fund its demand for U.S. dollars in business operations and potential investments, etc.

Net loss attributable to Weibo’s shareholders for the fourth quarter of 2025 was US$4.7 million, compared to net income of US$8.9 million for the same period last year. Diluted net loss per share attributable to Weibo’s shareholders for the fourth quarter of 2025 was US$0.02, compared to diluted net income per share attributable to Weibo’s shareholders of US$0.04 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the fourth quarter of 2025 was US$66.4 million, compared to US$106.6 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the fourth quarter of 2025 was US$0.25, compared to US$0.40 for the same period last year.

As of December 31, 2025, Weibo’s cash, cash equivalents and short-term investments totaled US$2.4 billion. For the fourth quarter of 2025, cash provided by operating activities was US$181.4 million, capital expenditures totaled US$10.4 million, and depreciation and amortization expenses amounted to US$15.3 million.

Fiscal Year 2025 Financial Results

For fiscal year 2025, Weibo’s total net revenues were US$1.76 billion, relatively flat compared to US$1.75 billion in 2024.

Advertising and marketing revenues for 2025 were US$1.50 billion, relatively flat compared to US$1.50 billion in 2024. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$1.33 billion, a decrease of 4% compared to US$1.38 billion for 2024.

VAS revenues for 2025 were US$255.6 million, relatively flat compared to US$256.0 million for 2024.

Costs and expenses for 2025 totaled US$1.29 billion, an increase of 3% compared to US$1.26 billion for 2024.

Income from operations for 2025 was US$464.8 million, compared to US$494.3 million for 2024. Operating margin for 2025 was 26%, compared to 28% last year. Non-GAAP income from operations was US$523.6 million, compared to US$584.1 million for 2024. Non-GAAP operating margin was 30%, compared to 33% last year.

Non-operating income for 2025 was US$140.8 million, compared to non-operating loss of US$73.7 million for 2024. Non-operating income in 2025 mainly included (i) net interest and other income of US$125.0 million, compared to US$0.9 million last year, with the increase mainly due to the equity pick up gain of US$76.7 million in 2025, compared to equity pick up loss of US$12.2 million in 2024; (ii) gain from fair value change of investments of US$21.3 million, which was excluded under non-GAAP measures; and (iii) investment related impairment of US$6.0 million, which was excluded under non-GAAP measures.

Income tax expenses for 2025 were US$144.5 million, compared to US$110.6 million for 2024. The increase was primarily due to i) increased withholding tax accrued related to all of the Company’s WFOEs’earnings, to be remitted to Weibo Hong Kong Limited in the foreseeable future to fund its demand for U.S. dollars in business operations and potential investments, etc.; and ii) the recognition of deferred tax liability related to equity pick up gains in 2025.

Net income attributable to Weibo’s shareholders for 2025 was US$449.0 million, compared to US$300.8 million for 2024. Diluted net income per share attributable to Weibo’s shareholders for 2025 was US$1.70, compared to US$1.16 for 2024. Non-GAAP net income attributable to Weibo’s shareholders for 2025 was US$439.8 million, compared to US$478.6 million for 2024. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for 2025 was US$1.65, compared to US$1.82 for 2024.

For fiscal year 2025, cash provided by operating activities was US$519.5 million, compared to US$639.9 million for 2024. Capital expenditures totaled US$42.4 million, and depreciation and amortization expenses amounted to US$59.1 million.

Annual Cash Dividend

The Company announced that its board of directors (the “Board”) approved an annual cash dividend for the year ended December 31, 2025 of US$0.61 per ordinary share, or US$0.61 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on April 17, 2026 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of cash dividends to be paid will be approximately US$150 million. For holders of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on April 17, 2026 (Beijing/Hong Kong Time). The payment date is expected to be on or around May 15, 2026 for holders of ordinary shares and on or around May 22, 2026 for holders of ADSs.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on March 18, 2026 (or 7:00 PM to 8:00 PM Beijing Time on March 18, 2026) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link:  https://register-conf.media-server.com/register/BI9a9688ac375946edb8d4042347b0d850

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Net revenues:
Advertising and marketing	$385,850	$403,799	$1,498,693	$1,501,630
Value-added services	70,977	69,459	255,984	255,586
Net revenues	456,827	473,258	1,754,677	1,757,216

Costs and expenses:
Cost of revenues (1)	100,529	123,396	369,521	421,837
Sales and marketing (1)	139,863	153,478	480,791	490,434
Product development (1)	75,921	92,224	308,747	324,222
General and administrative (1)	22,634	12,557	101,294	55,898
Total costs and expenses	338,947	381,655	1,260,353	1,292,391
Income from operations	117,880	91,603	494,324	464,825

Non-operating income (loss):
Investment related income (loss), net	(86,737)	(29,186)	(74,557)	15,792
Interest and other income (loss), net	1,618	(28,402)	888	124,979
	(85,119)	(57,588)	(73,669)	140,771

Income before income tax expenses	32,761	34,015	420,655	605,596
Less: Income tax expenses	20,034	31,283	110,550	144,521

Net income	12,727	2,732	310,105	461,075
Less: Net income attributable to non-controlling interests	992	1,335	2,556	2,968
Accretion to redeemable non-controlling interests	2,870	6,119	6,748	9,087
Net income (loss) attributable to Weibo’s shareholders	$8,865	$(4,722)	$300,801	$449,020

Basic net income (loss) per share attributable to Weibo’s shareholders	$0.04	$(0.02)	$1.27	$1.88
Diluted net income (loss) per share attributable to Weibo’s shareholders	$0.04	$(0.02)	$1.16	$1.70

Shares used in computing basic net income (loss) per share attributable to Weibo’s shareholders	237,970	239,281	237,324	238,787
Shares used in computing diluted net income (loss) per share attributable to Weibo’s shareholders	239,983	239,281	265,241	268,560

(1) Stock-based compensation in each category:
Cost of revenues	$1,115	$429	$5,954	$3,502
Sales and marketing	2,553	768	13,041	7,901
Product development	6,079	1,868	33,403	18,537
General and administrative	3,650	1,512	17,316	12,127

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2024	2025

Assets
Current assets:
Cash and cash equivalents	$1,890,632	$2,298,941
Short-term investments	459,852	106,139
Accounts receivable, net	339,754	400,209
Prepaid expenses and other current assets	348,774	330,356
Amount due from SINA(1)	452,769	441,143
Current assets subtotal	3,491,781	3,576,788

Property and equipment, net	215,034	282,442
Goodwill and intangible assets, net	272,004	265,573
Long-term investments	1,389,199	1,663,346
Other non-current assets	1,136,481	1,303,037
Total assets	$6,504,499	$7,091,186

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$158,435	$248,977
Accrued expenses and other current liabilities	652,369	648,492
Income tax payable	84,690	80,049
Deferred revenues	72,642	78,315
Current liabilities subtotal	968,136	1,055,833

Long-term liabilities:
Convertible senior notes	320,803	323,944
Unsecured senior notes	744,662	745,630
Long-term loans	795,311	793,976
Other long-term liabilities	96,701	164,240
Total liabilities	2,925,613	3,083,623

Redeemable non-controlling interests	45,103	32,828

Shareholders’ equity :
Weibo shareholders’ equity	3,482,771	3,920,729
Non-controlling interests	51,012	54,006
Total shareholders’ equity	3,533,783	3,974,735
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,504,499	$7,091,186

(1) Included short-term loans to and interest receivable from SINA of US$417.7 million as of December 31, 2024 and US$401.9 million as of December 31, 2025.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Income from operations	$117,880	$91,603	$494,324	$464,825
Add: Stock-based compensation	13,397	4,577	69,714	42,067
Amortization of intangible assets resulting from business acquisitions	4,874	4,247	20,056	16,727
Non-GAAP income from operations	$136,151	$100,427	$584,094	$523,619

Net income (loss) attributable to Weibo’s shareholders	$8,865	$(4,722)	$300,801	$449,020
Add: Stock-based compensation	13,397	4,577	69,714	42,067
Amortization of intangible assets resulting from business acquisitions	4,874	4,247	20,056	16,727
Investment related gain/loss, net (1)	86,737	29,186	74,557	(15,792)
Non-GAAP to GAAP reconciling items on the share of equity method investments	(5,598)	44,959	13,323	(71,866)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(346)	(511)	(1,718)	(2,086)
Tax effects on non-GAAP adjustments (2)	(3,284)	(13,278)	(6,581)	14,004
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,943	1,943	8,485	7,772
Non-GAAP net income attributable to Weibo’s shareholders	$106,588	$66,401	$478,637	$439,846

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.40 *	$0.25 *	$1.82 *	$1.65 *

Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo’s shareholders	239,983	239,281	265,241	268,560
Add: The number of shares for dilution resulted from convertible senior notes (3)	26,411	29,492	-	-
The number of shares for dilution resulted from stock options and unvested restricted share units (3)	-	1,191	-	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	266,394	269,964	265,241	268,560

Adjusted EBITDA:
Net income (loss) attributable to Weibo’s shareholders	$8,865	$(4,722)	$300,801	$449,020
Non-GAAP adjustments	97,723	71,123	177,836	(9,174)
Non-GAAP net income attributable to Weibo’s shareholders	106,588	66,401	478,637	439,846
Interest income, net	(1,514)	(12,942)	(26,423)	(42,158)
Income tax expenses	23,318	44,561	117,131	130,517
Depreciation expenses	9,248	10,763	36,819	41,254
Adjusted EBITDA	$137,640	$108,783	$606,164	$569,459

Net revenues	$456,827	$473,258	$1,754,677	$1,757,216

Non-GAAP operating margin	30%	21%	33%	30%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

(3)	To adjust the number of shares for dilution resulted from convertible debt, stock options and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2025	2024	2025
Net revenues
Advertising and marketing
Non-Ali advertisers	$345,528	$353,803	$1,381,908	$1,327,796
Alibaba	40,322	49,996	116,785	173,834
Subtotal	385,850	403,799	1,498,693	1,501,630

Value-added services	70,977	69,459	255,984	255,586
	$456,827	$473,258	$1,754,677	$1,757,216